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SEC [barcode] N

19005921

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SEC FILE NUMBER
8 - 69480

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RMK Capital

SEC Mail Processing Section

FEB 28 2019

Washington DC 413

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

352 Seventh Avenue, Suite 303
(No. and Street)

New York (City) NY (State) 10001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clark B. Tucker (205) 721-0507 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Katz, Sapper & Miller
(Name – *if individual, state last, first, middle name*)

7 Penn Plaza, Suite 1500 (Address) New York (City) NY (State) 10001 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (11-05) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

RMS

OATH OR AFFIRMATION

I, Michael Kirk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RMK Capital, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO

Title

Notary Public

HECTOR PADILLA
Notary Public - State of New York
NO. 01PA6270383
Qualified in Bronx County
My Commission Expires Dec 16, 2020

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income/Loss
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Member's Equity
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to existor found to have existed since the date of the previous audit

KATZ SAPPER & MILLER

Our People: Your Success

Report of Independent Registered Public Accounting Firm

To the Member
RMK Maritime Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of RMK Maritime Capital, LLC as of December 31, 2018, the related statements of operations, changes in members' equity, and cash flows for the year ended December 31, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of RMK Maritime Capital, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of RMK Maritime Capital, LLC's management. Our responsibility is to express an opinion on RMK Maritime Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to RMK Maritime Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Katz, Sapper & Miller, LLP
Certified Public Accountants

7 Penn Plaza, Suite 1500
New York, NY 10001

Tel 212.557.9800
Web ksmcpa.com

An Affiliate of
KSM Business Services, Inc.

Supplemental Information

The Schedules of Computation of Net Capital for Brokers and Dealers Under SEC Rule 15c3-1, Reconciliation of Net Capital per Focus Report with Audit Report, and Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to SEA Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of RMK Maritime Capital, LLC's financial statements. The supplemental information is the responsibility of RMK Maritime Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital for Brokers and Dealers Under SEC Rule 15c3-1, Reconciliation of Net Capital per Focus Report with Audit Report, and Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to SEA Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Katz, Sapper & Miller, LLP

We have served as RMK Maritime Capital, LLC's auditor since 2018.

New York, New York
February 26, 2019

RMK MARITIME CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS		
Cash and cash equivalents	$	516,434
Receivables from non-customers	$	-
Accounts receivable, net		-
Fixed assets (net of accumulated depreciation of $55,316)		29,373
Deposits		14,592
Prepaid expenses and other assets		4,354
TOTAL ASSETS	**$**	**564,753**
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	28,990
TOTAL LIABILITIES		**28,990**
Members' equity		**535,763**
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$**	**564,753**

The accompanying notes are an integral part of these financial statements.

RMK MARITIME CAPITAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

Revenues	
Investment banking	$ 705,000
Other income	1,891
Total Revenue	706,891
Expenses	
Compensation and benefits	$ 217,076
Professional fees	90,526
Travel and entertainment	109,385
Rent	49,295
Dues and subscriptions	27,292
Payroll taxes	6,694
Technology and communications	21,313
Other operating expenses	74,053
Total Expense	595,634
Net Income	**$ 111,257**

The accompanying notes are an integral part of these financial statements.

RMK MARITIME CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	Total Members' Equity
Balance at January 1, 2018	$ 424,506
Net Income	111,257
Capital contributions	-
Capital withdrawals	-
Balance at December 31, 2018	$ 535,763

The accompanying notes are an integral part of these financial statements.

RMK MARITIME CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

Cash flows from operating activities:	
Net Income	$ 111,257
Adjustments to reconcile net income to net cash flows provided by operating activites:	
Depreciation Expense	20,275
(Increase) decrease in operating assets:	
Accounts receivable, net	255,000
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	9,611
Total adjustments	284,886
Net cash provided by operating activities	396,143
Cash flows from investing activities:	
Security Deposit	7,296
Prepaid	6,528
Fixed Assets	(11,000)
Net cash provided by investing activities	2,824
Net increase in cash and cash equivalents	398,967
Cash and cash equivalents, January 1, 2018	117,467
Cash and cash equivalents, end of year	$ 516,434

RMK MARITIME CAPITAL, LLC
Notes to Financial Statements
December 31, 2018

Note 1: General and Summary of Significant Accounting Policies

General

RMK Maritime Capital, LLC (the "Company"), doing business as RMK Capital LLC, was organized in the State of Delaware on January 21, 2014. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, and a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is owned by its Principal, Michael Kirk.

The Company is engaged in business as a securities broker-dealer providing investment banking related services.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. Cash deposits may be in excess of FDIC limits.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company, with the consent of its Members, has elected to be a Delaware Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

Note 1: General and Summary of Significant Accounting Policies (Continued)

The Company has adopted authoritative standards of accounting for and the disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. These standards require the Company to recognize in the financial statements the effects of all recognized subsequent events that provided additional evidence about conditions that existed at the date of the balance sheet. For non-recognized subsequent events that must be disclosed to keep the financial statements from being misleading, the Company is required to disclose the nature of the event as well as an estimate of its financial effect, or a statement that such estimate cannot be made. In addition, the Company is required to disclose the date through which subsequent events have been evaluated. The Company has evaluated subsequent events through the issuance of their financial statements (See Note 8).

New Accounting Standards Adopted

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"), which completed the joint effort by the FASB and the International Accounting Standards Board to improve financial reporting by creating common revenue recognition guidance for GAAP and the International Financial Reporting Standards. The new guidance outlines a single, comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance issued by the FASB, including industry specific guidance. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations.

Note 2: Revenue from Contracts with Customers

The Company adopted ASC 606, effective January 1, 2018, using the modified retrospective method by recognizing the cumulative effect of initially applying ASC 606 as an adjustment to the opening balance of members' equity. The Company applied the practical expedient outlined under ASC 606-10-65-1h' and did not restate contracts that were completed contracts as of January1, 2018. There were no uncompleted contracts and there was no cumulative effect to be recognized from initially applying ASC 606.

Performance Obligations

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the

Company determines reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

The Company recognizes its advisory fees when earned, usually after completion of the assignment or upon invoicing of non-refundable retainers or fee payments, in accordance with written terms of its engagement agreements.

Cost to Obtain

The Company typically incurs costs while providing advisory services such as travel or other general costs. These costs are expensed as they are incurred.

Investment Banking: M&A Advisory Fees

The Company provides advisory services for issuers of securities. Revenue for advisory services is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2018, there were no such liabilities.

Private Placements

Private placement services are performed pursuant to engagement letters that specify the services to be provided and fees to be paid. These contracts result in a single performance obligation upon completion of the transaction process. Success fees are contingent on the completion of contracts, generally the trade date, and are calculated based on closing price.

Note 3: Income Taxes

As discussed in the Summary of Significant Accounting Policies (Note 1), all effects of the Company's income or loss are passed through to the members. Therefore, no provision or liability for Federal or state income taxes is included in these financial statements.

Note 4: Property and Equipment

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

		Useful Life
Leasehold improvements	$ 73,640	5
Furniture and fixtures	11,049	3
	84,689	
Less: accumulated depreciation	(55,316)	
Property and equipment, net	$ 29,373	

Depreciation expense for the year ended December 31, 2018 was $20,275.

Note 5: Commitments & Contingencies

The Company has obligations under a operating lease with initial non-cancelable terms in excess of one year. Aggregate annual payments under this lease agreement at December 31, 2018, are approximately as listed as follows:

Year Ending December 31,	
2019	$ 47,834
2020 & thereafter	8,212
	$ 56,046

There is a five-year option to renew at the end of the current lease term.

Note 6: Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest rate or foreign exchange rate, security or commodity price, and index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees or indebtedness of others.

The Company has issued no guarantees at December 31, 2018 or during the year then ended.

Note 7: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3- 1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net

capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2018, the Company had net capital of $487,444 which was $482,444 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($28,990) to net capital was 0.06 to 1, which is less than the 15 to 1 maximum allowed.

Note 8: Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 9: Recently Issued Accounting Standards

For the year ending December 31, 2018, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

In February 2016, the FASB amended the Leases topic of the Accounting Standards Codification to revise certain aspects of recognition, measurement, presentation, and disclosure of leasing transactions. The amendments will be effective for fiscal years beginning after December 15, 2018. The Company is currently evaluating the effect that implementation of the new standard will have on its financial position, results of operations, and cash flows.

RMK MARITIME CAPITAL, LLC
SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS UNDER SEC RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2018

Total members' equity		$ 535,763
Non-allowable assets, deductions and charges:		
Accounts receivable, net	$ -	
Fixed assets	29,373	
Prepaid expenses and other assets	18,946	
Total non-allowable assets, deductions and charges		48,319
Net capital		$ 487,444
Computation of basic net capital requirements		
Minimum net capital required (6 2/3% of aggregate indebtedness of $28,990)		$ 1,933
Minimum dollar net capital requirement		5,000
Minimum capital required		5,000
Excess net capital		$ 482,444
Computation of aggregate indebtedness		
Total aggregate indebtedness in the statement of financial condition		$ 28,990
Percentage of aggregate indebtedness to net capital		6%
Ratio of aggregate indebtedness to net capital		0.06 to 1

See accompanying notes to the financial statements.

RMK MARITIME CAPITAL, LLC
SCHEDULE OF RECONCILIATION OF NET CAPITAL PER FOCUS REPORT WITH AUDIT REPORT
FOR THE YEAR ENDED DECEMBER 31, 2018

Net capital, as reported in Company's Part IIA unaudited Focus Report	$ 487,444
Net capital, per report pursuant to Rule 17a - 5(d)	$ 487,444

Reconciliation With The Company's Computations:

A reconciliation is not necessary pursuant to rule 17a-5(d)(4) since there were no material differences between the computations of aggregate indebtedness and net capital as computed above and the computation by the Company included in Form X-17A-5 as of December 31, 2017, filed on January 21, 2019.

See the accompanying notes to the financial statements.

RMK Maritime Capital, LLC
Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers And Dealers Pursuant to SEA Rule 15c3-3
As of December 31, 2018

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

KATZ SAPPER & MILLER

Our People: Your Success

Report of Independent Registered Public Accounting Firm on the Exemption Report Pursuant to SEA Rule 17a-5(g)(2)(ii)

To the Member
RMK Maritime Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to SEA Rule 17a-5(d)(4), in which (1) RMK Maritime Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which RMK Maritime Capital, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) RMK Maritime Capital, LLC stated that RMK Maritime Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. RMK Maritime Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about RMK Maritime Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Katz, Sapper & Miller, LLP

New York, New York
February 26, 2019

Katz, Sapper & Miller, LLP
Certified Public Accountants

7 Penn Plaza, Suite 1500
New York, NY 10001

Tel 212.557.9800
Web ksmcpa.com

An Affiliate of
KSM Business Services, Inc.

RMK Capital, LLC Management Statement Regarding Exemption from SEA Rule 15c3-3

RMK Capital, LLC
352 Seventh Avenue, Suite 303
New York, NY 10001
SEC #8-69480
CRD #171807

RMK Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5 "Reports To Be Made By Certain Brokers and Dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R §240.15c3-3 under the following provision: 17 C.F.R §240.15c3-3 (k)(2)(i).

(2) The Company met the identified provisions in 17 C.F.R §240.15c3-3 (k) throughout the period of January 1, 2018 – December 31, 2018 without exception.

I, Michael Kirk, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Signature: ______________________

Title: CEO

RMK Maritime Capital, LLC

Report Pursuant to SEA Rule 17a-5(d)

Financial Statements

For the Year Ended December 31, 2018